ASANKO GOLD REPORTS Q3 2019 RESULTS

Vancouver, British Columbia, November 7, 2019 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) reports third quarter ("Q3") 2019 operating and financial results for the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Asanko.

Q3 2019 Asanko Gold Mine Highlights (100% basis)

  Record proceeds of $91.0 million generated from gold sales of 63,009 ounces at an average realized price of $1,443 per ounce
  Record gold production of 62,440 ounces, on track to meet 2019 production guidance of 225,000 to 245,000 ounces
  All-in sustaining cost1 ("AISC") of $1,179/oz, with 2019 guidance of $1,040 - $1,060/oz maintained as AISC are expected to drop in Q4 2019 with the completion of the Nkran Cut 2 pushback
  Generated adjusted EBITDA1 of $25.7 million, operating cash flows of $45.6 million and free cash flow1 of $13.9 million
  Net income after tax of $5.1 million, before any impairment adjustments that may arise from the ongoing work associated with the AGM Life of Mine ("LOM") plan, which was announced on August 15, 2019
  Cash balance, receivables and gold on hand totalling $46.5 million
  Concluded a revolving credit facility in the amount of $30 million with Rand Merchant Bank

Q3 2019 Quarterly Highlights for Asanko Gold Inc.

  Net loss of $147.5 million primarily as a result of a $128.3 million impairment recognized by the Company on its equity investment in the AGM JV, as a result of the ongoing work associated with the AGM LOM plan
  Adjusted net income of $0.8 million
  Adjusted EBITDA of $9.4 million
  Cash balance of $13.6 million and $3.1 million in receivables
  Markus Felderer appointed as Senior Vice President, Corporate Development

"We are pleased to deliver another solid operating performance this quarter with record production and sales that resulted in the mine generating adjusted EBITDA of $25.7 million," said Greg McCunn, Chief Executive Officer. "We have now completed the significant capital expenditure program which was undertaken with the Cut 2 pushback at Nkran.  As a result, we expect to see substantially reduced AISC in Q4 and through 2020 which is expected to translate into free cash flow from the AGM generating a return on invested capital to the JV partners.  With cash building and no debt, we believe that we are initiating a prudent capital allocation strategy, balancing the requirement for value-enhancing exploration with a potential return of capital to our shareholders."

"We have also taken the necessary steps to align our balance sheet with the most recent developments to the scope of the AGM Life of Mine plan which resulted in a non-cash impairment charge this quarter.  The updated Life of Mine plan is still subject to completion, but remains on track to be completed and published along with an updated Mineral Resource and Reserve declaration during the first quarter of 2020."

Summary of Q3 2019 Asanko Gold Mine Operational and Financial Results

AGM (100% Basis before any impairment adjustments)	Q3 2019	Q2 2019	Q3 2018
Waste mined ('000t)	6,372	7,808	9,084
Ore mined ('000t)	1,105	1,056	1,730
Strip ratio (W:O)	5.8	7.4	5.3
Average gold grade mined (g/t)	1.5	1.6	1.4
Mining costs ($/t mined)	4.48	4.36	3.63
Ore treated ('000t)	1,439	1,375	1,299
Gold feed grade (g/t)	1.4	1.5	1.6
Gold recovery (%)	94	93	94
Processing costs ($/t treated)	10.42	10.60	11.26
Gold production (oz)	62,440	62,067	61,599

Gold sales (oz)	63,009	66,337	65,267
Average realized gold price ($/oz)	1,443	1,290	1,198
Operating cash costs[1] ($/oz)	799	660	743
Total cash costs[1] ($/oz)	872	724	803
All-in sustaining costs[1] ($/oz)	1,179	1,180	971
All-in sustaining margin[1] ($/oz)	264	110	227
All-in sustaining margin[1] ($m)	16.6	7.3	14.8
Revenue ($m)	91.0	85.7	78.4
Income from mine operations ($m)	11.2	20.8	0.6
Net income (loss) after tax ($m)	5.1	13.6	(128.8)
Adjusted net income (loss) after tax[1] ($m)	5.1	13.6	(2.1)
EBITDA[1]	31.8	35.2	(103.5)
Adjusted EBITDA[1]	25.7	31.2	23.1
Cash provided by operating activities	45.6	20.5	21.2

Key Operational Highlights of the AGM (on a 100% basis)

  No lost time injuries ("LTI") were reported during the quarter, and the AGM has now achieved over 30 months and more than 15.7 million employee hours worked without an LTI.  There were also no recordable injuries ("RI") reported during the quarter.
  Record gold production of 62,440 and 184,932 ounces during the three and nine months ended September 30, 2019, on track to meet 2019 production guidance of 225,000-245,000 ounces.
  Ore mined during Q3 2019 totaled 1.11 million tonnes ("Mt"), including 0.62Mt of ore from the Esaase pit, at an average mined grade of 1.5 g/t and a total strip ratio of 5.8:1. The decrease in strip ratio from Q2 2019 was due to a reduction in waste mining at Nkran as the Cut 2 pushback neared completion in Q3 2019.
2

  The processing plant delivered another record quarterly milling performance of 1.44Mt, at an average plant feed grade of 1.4 g/t.

JV Financial Performance

  The AGM incurred operating cash costs per ounce1 of $799 and total cash costs per ounce1 of $872 for the quarter. Relative to Q2 2019, total cash costs per ounce increased by 20% in Q3 2019 as a result of the impact of lower gold sales volumes in Q3 2019, which had the effect of increasing cash production cost on a per-unit basis. Total cash costs per ounce1 was also impacted by a decrease in the amount of stripping costs that was deferred (due to the Cut 2 pushback at Nkran nearing completion during the quarter) and thus more operational waste mining costs were included in total cash costs per ounce1. Additionally, in Q3 2019, the AGM recognized a $4.7 million adjustment to the carrying value of stockpile inventory in order to reflect the net realizable value of stockpiled ore, of which $1.9 million was recorded in production costs ($30/oz increase); whereas, in Q2 2019, the AGM recognized a $0.6 million reversal of previously recorded net realizable value adjustments on its stockpile inventory ($9/oz decrease).
  AISC1 for Q3 2019 were $1,179 per ounce, although higher than 2019 annual cost guidance of $1,040 - $1,060 per ounce, AISC1 for the quarter correlates closely with the plan for Q3 2019.  It is expected that there will be a substantial reduction in AISC in Q4 2019 as capitalized stripping will be completed early in the quarter.  The Company reaffirms the 2019 cost guidance for the AGM.
  Q3 2019 gold sales of 63,009 ounces generated a record $91.0 million of gold sales proceeds at an average realized gold price of $1,443 per ounce, an increase of $12.8 million from Q3 2018. Revenue for Q3 2019 amounted to $91.2 million and includes by-product sales of $0.2 million.
  Total cost of sales (including depreciation and depletion and royalties) amounted to $79.9 million in Q3 2019, an increase of $2.1 million from Q3 2018. The increase in cost of sales was primarily due to higher operating cash costs per ounce, partially offset by a decrease in gold ounces sold.  It also included $0.6 million higher royalties expense due to record quarterly revenues.
  The AGM's net income after tax for the quarter amounted to $5.1 million, compared to a net loss after tax of $128.8 million in Q3 2018, driven by income from operations of $6.6 million for the quarter, compared to a net loss from operations of $2.2 million in Q3 2018. The net loss for Q3 2018 was further impacted by the recognition of a fair value adjustment associated with the JV Transaction. The improvement in operating earnings was due to an increase in the realized gold price, partly offset by higher production cost and increased exploration activity.
  The AGM reported adjusted EBITDA of $25.7 million for the three months ended September 30, 2019.
  As at September 30, 2019, the JV had unaudited cash of $36.6 million on hand ($3.0 million of which was restricted and held as collateral in respect of gold collar hedges), $7.0 million in receivables from gold sales and $2.9 million in gold on hand (with a market value of $3.1 million).

Asanko Gold Inc. - Summary Q3 2019 Financial Results

Consolidated	Q3 2019	Q2 2019	Q3 2018
Net income (loss) attributable to common shareholders ($m)	(147.5)	6.1	(0.3)
Net income (loss) per share attributable to common shareholders	($0.65)	$0.03	($0.00)
Adjusted EBITDA[1] ($m)	9.4	12.4	13.3

  The Company reported a net loss of $147.5 million in Q3 2019 compared to a net loss attributable to common shareholders of $0.3 million in Q3 2018. The increase in net loss for Q3 2019 was predominantly the result of a $128.3 million impairment recognized on the Company's equity investment in the AGM JV. The impairment was based on management's estimate of the recoverable amount of the AGM, based on the latest available information from the ongoing work associated with the AGM LOM plan which indicates that the target mine life and production is expected to result in the extraction of materially less than the total previously estimated reserves, and that the overall resource base for the AGM may be reduced considerably (the JV has not yet finalized the AGM LOM plan and the life of mine cash flow projections used in the impairment assessment are not based on a National Instrument 43-101 technical report and are not currently supported by the associated detailed engineering). Additionally, the Company recognized a $20.0 million downward fair value adjustment on its redeemable preference shares as a result of a change in the estimated timing of the cash flows expected to be distributed by JV (there was no change to the face value of the preferred shares). These factors were partly offset by improved financial performance of the AGM.
3

  Adjusted net income for Q3 2019 amounted to $0.8 million ($0.00 earnings per share) compared to an adjusted net loss of $1.6 million ($0.01 loss per share) in Q3 2018. The improvement in adjusted net income was due to the Company's 45% interest in the adjusted net income of the AGM which improved from an adjusted net loss of $2.1 million in Q3 2018 to adjusted net income of $5.1 million in Q3 2019. In addition, the Company earned $0.8 million more in net service fees as operator of the AGM.
  Cash used in operating activities in Q3 2019 was $3.5 million, compared to cash provided by operating activities of $2.9 million in Q3 2018. The cash flow results for Q3 2018 still included one month of the operating cash flow results of the AGM, which was deconsolidated effective July 31, 2018, whereas 2019 result do not include the operating results of the AGM.
  Adjusted EBITDA1 for Q3 2019 amounted to $9.4 million, compared to $13.3 million in Q3 2018. The decrease in adjusted EBITDA was primarily a result of the reduction in the Company's interest in the AGM from 100% to 45%, as well as higher general and administrative costs during associated with the restructuring of the executive management team. These factors were partially offset by the increase in the AGM's mine operating earnings.
  Held $13.6 million in cash and $3.1 million in receivables as of September 30, 2019.  On August 29, 2019, the Company received $10.0 million from Gold Fields based on the achievement of the agreed Esaase development milestone. The $10.0 million payment was recorded as a partial redemption of the previously recognized $20.0 million preference shares.  The remaining $10.0 million is expected to be received during the fourth quarter of 2019.

2019 Outlook

The Asanko Gold Mine is on track to meet 2019 guidance of 225,000 - 245,000 ounces at AISC of $1,040 - $1,060/oz.

Guidance	Q3 2019 (Actual)	YTD 2019 (Actual)	FY 2019 (Forecast)
Gold Production (oz)	62,440	184,932	225,000 - 245,000
AISC ($/oz)	1,179	1,163	1,040 - 1,060

Further to the agreed development philosophy for the Asanko Gold Mine, which is to focus on near term free cash flow generation and minimize capital investments, the JV partners are working on an updated Mineral Reserve Estimate, which is expected to be published in Q1 2020.  The updated Mineral Reserve Estimate will not be based on any major development capital investments such as further processing plant expansions or Esaase ore transportation infrastructure in the near term.

Appointment of Markus Felderer as Senior Vice President, Corporate Development

The Company is pleased to announce that Markus Felderer has been appointed Senior Vice President of Corporate Development.  Markus was most recently Vice President of Corporate Development at Alio Gold. Prior to that he was Managing Director, Investment Banking, at Canaccord Genuity, where he led an M&A and equity business focused solely on the mining sector. Previously, he led HSBC's Metals & Mining Advisory/M&A business in the Americas. During his time in investment banking, he provided a broad range of clients globally with financial and strategic analyses and advice regarding growth and financing strategies.

4

Prior to investment banking, Mr. Felderer worked at Teck Cominco Ltd. in business development where he conducted evaluations of mining projects and companies. Markus holds a Chartered Financial Analyst (CFA) designation and has an MBA and a Bachelor of Applied Science, Mining and Mineral Process Engineering.

This news release should be read in conjunction with Asanko's Management's Discussion and Analysis and the Condensed Consolidated Interim Financial Statements for the three and nine months ended
September 30, 2019, which are available at www.asanko.com and filed on SEDAR.

Notes:

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Non-GAAP Measures section of Asanko's Management Discussion and Analysis for an explanation of these measures and reconciliations to the Company's reported financial results in accordance with IFRS.

  Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold. Total cash costs include production royalties of 5%.

  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

  Adjusted net income attributable to common shareholders

The Company has included the non-GAAP performance measures of adjusted net income (loss) attributable to common shareholders and adjusted net income (loss) per common share.  Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of our operations and the performance of our core business.

  Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

Qualified Person Statement

Frederik Fourie (Pr.Eng), Asanko Senior Mining Engineer, is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

5

Enquiries:
Lynette Gould - SVP Investor Relations

Toll-Free (N.America): 1-855-246-7341

Telephone: +1 778 729 0608

Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a low-cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements with respect to the AGM LOM plan, including in respect of anticipated mine life, gold production, anticipated resource and reserve levels and the evolving nature of the AGM LOM plan; statements with respect to the estimated recoverable amount of the AGM and the assumptions applied in assessing the recoverable amount of the AGM; estimates of the amount of gold production from AGM in 2019; statements in respect of AGM's generation of free cash flow; statements regarding our expectations to sweep cash from the joint venture and generating a return of invested capital; Asanko's receipt of $10 million from Gold Fields Ltd. on or before December 31, 2019; statements in respect of the future strength of Asanko's balance sheet; and cost estimates, including that Asanko's AISC and stripping costs related to AGM will be reduced in Q4 2019. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the accuracy of reserve and resource, grade, mine life, cash cost, net present value, internal rate of return and production and processing estimates and other assumptions, projections and estimates made in the technical reports for the AGM or in respect of AGM; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Asanko.

6

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to:  mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Asanko Gold Inc.

7